Zarlink Announces Restart of Convertible Debenture Buyback Program

OTTAWA, CANADA, October 30, 2009 – Zarlink Semiconductor Inc. (TSX:ZL) today announced that the Toronto Stock Exchange (TSX) has approved a notice of intention to make a normal course issuer bid permitting the Company to repurchase for cancellation up to Cdn$7,076,400 in aggregate principal amount of its 6 percent convertible unsecured subordinated debentures (TSX:ZL.DB), being 10 percent of its public float of Cdn$70,764,000 in aggregate principal amount of convertible debentures as of October 28, 2009.

Zarlink plans to repurchase up to 10 percent of its public float of convertible debentures using available cash during a 12-month period from November 3, 2009 to November 2, 2010. The timing and exact number of convertible debentures purchased under the bid will be at Zarlink’s discretion, will depend on market conditions, and may be suspended or discontinued at any time. All convertible debentures purchased by Zarlink under the bid will be cancelled.

Purchases under the bid will be made at the prevailing market price through the facilities of the TSX. The average daily trading volume of Zarlink’s convertible debentures over the last six complete calendar months was Cdn$325,992 in aggregate principal amount (the “ADTV”). Under the TSX rules, Zarlink may purchase up to 25% of the ADTV (or Cdn$81,498 in aggregate principal amount of convertible debentures) per trading day, subject to the weekly block purchase exception. As of October 28, 2009, there were issued and outstanding convertible debentures of Cdn$70,864,000 in aggregate principal amount.

Management of Zarlink believes that, from time to time, the market price of the convertible debentures may not fully reflect the underlying value of the convertible debentures and that at such times the purchase of convertible debentures would be in the best interests of Zarlink. Such purchases will increase the proportionate interest of, and may be advantageous to, all remaining debenture holders. In addition, the purchases by Zarlink may increase liquidity to Zarlink’s debenture holders wishing to sell their convertible debentures.

Zarlink commenced a normal course issuer bid for the Debentures on October 27, 2008, and by November 17, 2008, had repurchased, at a weighted average price of $40 per $100 principal amount, $7,865,000 principal amount of Debentures, the maximum amount of Debentures which could be repurchased under the bid. American Appraisal Canada Inc. (“American Appraisal”) was engaged by Zarlink’s Board of Directors to prepare a valuation report for Zarlink’s formal issuer bid launched on June 8, 2009 under which it purchased $21,000 principal amount of the convertible debentures (the “Valuation”). The Valuation, which is dated May 29, 2009, contains American Appraisal’s opinion that, based on the scope of its review and subject to the assumptions, restrictions and limitations provided therein, the fair market value of the convertible debentures, as of May 18, 2009, falls within the range (per $100 principal amount) of $51.10 to $58.60. The Valuation is available at www.sedar.com.

About Zarlink Semiconductor
For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company’s success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and anticipated economic slow down, may increase our operating costs or reduce our revenue; thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com